[SBG LOGO] The Security Benefit
           Group of Companies
--------------------------------------------------------------------------------

September 25, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:  SBL Fund
       File No.:  002-59353
       Date of Filing:  09/19/2002
       Accession Nos.:  0000088525-02-000064
                        0000088525-02-000065
                        0000088525-02-000066

Dear Sir or Madam:

Please  withdraw the above noted N-14/A  filings which should have been filed as
485BPOS  filings under  different  SEC file numbers.  We will refile each filing today under the correct filing type and file numbers.

Please contact me at (785) 438-3226 if you have any questions about this filing.
Thank you for your assistance.

Sincerely,

AMY J. LEE

Amy J. Lee
Secretary
SBL Fund

   One Security Benefit Place * Topeka, Kansas 66636-0001 * (785) 438-3000 *
                             www.securitybenefit.com